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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

EUPA INTERNATIONAL CORPORATION
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
298414103
(CUSIP Number)
William T. Manierre, Esq.
Sheppard, Mullin, Richter & Hampton LLP
17th Floor, Four Embarcadero Center
San Francisco, CA 94111
(415) 434-9100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	298414103	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Tsann Kuen Enterprise Co., Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Taiwan, Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		14,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,000,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	69.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

SCHEDULE 13D/A
          This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D/A is being filed to amend and replace in its entirety the information under Items 1, 2, 4 and 5. None of the other information in the Reporting Person’s original Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on May 20, 2003, is being amended.
Item 1. Security and Issuer.
          (a)      The name of the issuer is EUPA International Corporation (the “Issuer”).
          (b)      The address of the Issuer’s principal executive office is 89 N. San Gabriel Boulevard, Pasadena, CA 91107.
          (c)      The title of the class of securities to which this statement relates is the common stock, par value $0.001, of the Issuer (the “Common Stock”).
Item 2. Identity and Background.
          (a)      The Reporting Person is Tsann Kuen Enterprises Co., Ltd.
          (b)      The business address of the Reporting Person is No. 331, Sec. 1, Tiding Blvd., Neihu District, Taipei, Taiwan
          (c)      The principal business of the Reporting Person is manufacturing, distributing and retailing small home appliances, intelligent appliances and other electronic devices.
          (d)      The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
          (e)      The Reporting Person was not a party to any civil proceeding during the last five years as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)      The Reporting Person is a corporation organized under the laws of Taiwan, Republic of China.
Item 4. Purpose of Transaction.
          The Reporting Person is filing this amendment to Schedule 13D because the Board of Directors of the Issuer (the “Board”) has authorized a plan to effect a reverse stock split of its Common Stock, and the Reporting Person has changed its intentions regarding the Issuer’s securities owned by it.
          (a)      The Board, on the recommendation of a Special Executive Committee of the Board, has authorized a plan to effect a reverse stock split of the Issuer’s Common Stock by amending its Articles of Incorporation to reduce the authorized number of shares of Common Stock and reverse splitting the Common Stock to decrease the outstanding shares to below the

SCHEDULE 13D/A
new number of authorized shares (the “Split”). In the Split, the Issuer estimates that the authorized number of shares will be reduced from 25,000,000 to approximately 2,500 shares of Common Stock. The Split will be consummated at an estimated ratio of approximately one to 9,999. The Board will determine the final ratio immediately before consummating the Split. The effect of the Split will be to reduce the number of stockholders of record to fewer than 500. Stockholders who own fewer shares of the Issuer’s Common Stock than the amount of the Split ratio on the effective date of the Split will no longer be stockholders of the Issuer (the “Discontinued Stockholders”). Stockholders holding more shares than the Split ratio on the effective date of the Split will remain stockholders of the Issuer after the Split (the “Continuing Stockholders”), but will only be entitled to receive payment for any fractional shares that would otherwise result from the Split.
          Upon surrender of their stock certificates, Discontinued Stockholders will receive $0.40 in cash per share, without interest thereon, for each share held by such stockholder immediately before the Split. Upon surrender of their stock certificates, Continuing Stockholders will receive $0.40 in cash per share, without interest thereon, for any shares that would otherwise become fractional shares as a result of the Split.
          The purpose of the Split is to reduce the number of the Issuer’s stockholders of record to fewer than 500, so that the Issuer can suspend its public reporting obligations and terminate the registration of its Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”). The Issuer intends to take these actions promptly after the effectiveness of the Split. The Reporting Person, including shares owned by its wholly-owned subsidiary, Tsann Pao Co., currently owns approximately 69.1% of the Common Stock. Following the Split, the Reporting Person will own an even higher percentage of the Common Stock depending on the Split ratio.
          For a description of certain potential advantages, disadvantages and the effects of the Split, see the Issuer’s Schedule 13E-3 filed with the Securities and Exchange Commission on June 1, 2006.
          (b)      After the Issuer completes the deregistration of its Common Stock under the Exchange Act and is no longer subject to the reporting and proxy requirements under the Exchange Act, approximately three to six months after deregistration, the Reporting Person currently intends to effect a merger with the Issuer. As a result of such a merger, either the Reporting Person or affiliates of the Reporting Person would own 100% of the outstanding shares of the Common Stock. Shares held by Continuing Stockholders would be cancelled at the effective time of such a merger and Continuing Stockholders would have the right to receive a cash payment of the fair value of those shares, equivalent to the $0.40 per share to be paid by the Issuer in the Split, as may be adjusted to compensate Continuing Stockholders for any significant passage of time between the cash-out of shares in the Split and the subsequent acquisition of shares in the merger. The reporting Person has made no commitment or agreement that obligates the Reporting Person to proceed with or complete the merger. If the merger does not occur, the Issuer will continue its business operations, but without having to meet the reporting requirements and associated obligations of a public company under the Exchange Act.
          (c)      Not applicable.

SCHEDULE 13D/A
          (d)      Not applicable.
          (e)      Not applicable.
          (f)      Not applicable.
          (g)      Not applicable.
          (h) – (i) Upon consummation of the Split, the Issuer’s Common Stock will cease to be quoted on the NASD OTC Bulletin Board and will become eligible for termination of registration pursuant to Section 12g-4 of the Securities Exchange Act of 1934, as amended.
          (j)      Not applicable.
Item 5. Interest in Securities of the Issuer.
          (a)      The Reporting Person directly and indirectly owns 15,000,000 shares of Common Stock, beneficially and of record, or approximately 69.1% of the outstanding Common Stock. Of these shares of Common Stock, 800,000 shares represent the right to acquire shares of Common Stock on the exercise of options exercisable within 60 days.
          (b)      The following table provides information as to the number of shares of Common Stock as to which the Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

			Power to Dispose or
Name	Power to Vote		Direct Disposition
	Sole	Shared	Sole	Shared
Tsann Kuen Enterprises Co., Ltd.	14,000,000	1,000,000	14,000,000	1,000,000
          Of the 1,000,000 shares of Common Stock subject to shared voting power and power to dispose, 200,000 are shares owned of record by Tsann Pao Co., a wholly-owned subsidiary of the Reporting Person, and 800,000 are shares purchasable within 60 days pursuant to options held by Tsann Pao Co. Tsann Pao Co. is the only other person other than the Reporting Person exercising voting or dispositive control over such shares.
          The business address of Tsann Pao Co. is No. 537 Jungshan Road, Rende Shiang, Tainan, Taiwan 717, R.O.C.
          The principal business of Tsann Pao Co. is home appliances and consumer electronics sale and services.
          Tsann Pao Co. has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

SCHEDULE 13D/A
          Tsann Pao Co. was not a party to any civil proceeding during the last five years as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          Tsann Pao Co. is a corporation organized under the laws of Taiwan, Republic of China.
          (c)      The Reporting Person has not effected any transactions in the Common Stock within the 60 days preceding the filing of this Schedule 13D/A.
          (d)      Not Applicable.
          (e)      Not Applicable.

SCHEDULE 13D/A
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment to Report on Schedule 13D is true, complete and correct.
Dated: June 6, 2006

TSANN KUEN ENTERPRISES CO., LTD.
By:	/s/ Tsan Kun Wu
	Name:	Tsan Kun Wu
	Title:	Chairman